Exhibit 99.2

PRESS RELEASE

ERYTECH and PHERECYDES announce merger
and name change to PHAXIAM Therapeutics

•Merger approved with large majority by the shareholders of both companies
•New governance structure implemented
•Ambition to create a global leader in extended phage therapies to target antimicrobial resistant pathogenic bacteria

Lyon (France) and Cambridge (MA, US), June 26, 2023 – ERYTECH (Nasdaq & Euronext: ERYP) and PHERECYDES announce merger and name change to PHAXIAM Therapeutics, a clinical-stage biopharmaceutical company developing innovative extended bacteriophage therapies to target antimicrobial resistance (AMR).

“In February this year, we announced our strategic plans with PHERECYDES, with the intent to build a global leader in phage therapy and address the huge medical need caused by antimicrobial resistance. I am very pleased that this merger has now been approved with a large majority by our shareholders”, said Gil Beyen, former Chief Executive Officer of ERYTECH. “I am now passing the lead to Thibaut Du Fayet as the new CEO and wish him and the entire management team success in implementing PHAXIAM’s ambitious strategy. I take the occasion to thank all current and former ERYTECH employees and fellow board members for their dedication and enthusiasm for our project over the past 10 years.”

“I am very proud to have the opportunity to continue the PHERECYDES project within PHAXIAM therapeutics and to be able to deploy it more widely by capitalizing on the skills and talents of all ERYTECH and PHERECYDES employees; Our ambition is to strengthen PHAXIAM therapeutics' competitive position as an undisputed leader in phage therapy worldwide, serving patients”, said Thibaut du Fayet, incoming Chief Executive Officer of PHAXIAM.

The combination will draw on the complementary expertise and resources of the two companies to accelerate the development of a global phage therapy portfolio, aimed at combating antimicrobial resistance (AMR), a globally recognized health issue. AMR is currently responsible for more than one million deaths per year worldwide and is expected to grow to more than 10 million annual casualties by 2050. For reference, the estimated worldwide number of cancers is currently around 10 million per year.

The Company is developing a pipeline of clinical stage extended phage therapies and expects significant value creation milestones in the next two years.

•Results of the ongoing PhagoDAIR Phase 2 trial in patients with knee or hip prosthetic joint infections (PJI) due to Staphylococcus aureus (S. aureus), anticipated in Q1 2024
•Launch of Phase 1 trial in patients with endocarditis due to S. aureus expected in mid-2023, with results expected by S1 2024
•Launch of Phase 1 trial in patients with complex urinary tract infections due to E. coli expected in Q1 2024, with results expected in S2 2024
•Expansion of bacteriophage portfolio targeting two additional pathogens, critical in developing a comprehensive target portfolio in the fight against resistant bacterial infections

Furthermore, the company is building a research & development strategy leveraging on complementary Platforms and Capabilities, to support phage and endolysins therapeutic approaches in anti -infectives fields like AMR and other, such, food, cosmetics and animal health; or phage as carriers.

The board of directors of PHAXIAM is composed of an equal number of directors from the former ERYTECH and PHERECYDES boards (without casting vote for the Chair), and is constituted of:

•Didier Hoch, Chairman
•Gil Beyen, Vice Chairman
•Philippe Archinard, Independent Director
•Martine George, Independent Director
•Eric Leire, Independent Director
•Go Capital, represented by Leila Nicolas
•Guy Rigaud, Observer
•Robert Sebbag, Independent Director
•Hilde Windels, Independent Director

The executive team of PHAXIAM is composed of the combination of previous ERYTECH and PHERECYDES management teams:

•Thibaut du Fayet, CEO
•Eric Soyer, COO, CFO and Deputy CEO
•Jérôme Bailly, CQO and Deputy CEO
•Pascal Birman, CMO
•Céline Breda, CTO
•Karine Charton, CBO
•Cindy Fevre, CSO
•Anne-Cécile Fumey, VP HR
•Frédérique Vieville, CRO

PHAXIAM is based in Lyon, France, where the company benefits from the presence in a major European hub for infectious diseases. The company will furthermore leverage ERYTECH’s US presence to facilitate access to US investors and to clinical and regulatory stakeholders in the perspective of upcoming clinical developments.

PHAXIAM is listed on the Nasdaq Global Select Market in the United States and on the Euronext regulated market in Paris (Ticker: ERYP being changed to a new one). A 10 for 1 reverse stock split was approved by ERYTECH’s shareholders and is expected to be implemented in the coming months.

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP – to be modified to a new symbol) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.
For more information, please visit www.erytech.com

Contacts

PHAXIAM Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, forecasts and estimates with respect to the clinical programs , development plans, business and regulatory strategy and anticipated future performance of PHAXIAM and of the market in which it operates. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. All statements contained in this press release other than statements of historical facts are forward-looking statements. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond PHAXIAM's control. Therefore, actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the inability to maintain the listing of PHAXIAM’s shares on the Nasdaq Capital Market and the Euronext regulated market; (2) changes in applicable laws or regulations; (3) the possibility that PHAXIAM may be adversely affected by other economic, business and/or competitive factors; and (4) other risks and uncertainties indicated from time to time in PHAXIAM’s regulatory filings. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2022 Universal Registration Document (Document d’Enregistrement Universel) filed with the AMF on March 28, 2023 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 28, 2023 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. PHAXIAM disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in PHAXIAM’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.